May 12, 2006

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The ServiceMaster Company
Form 10-K for the year ended December 31, 2005, Filed February 28, 2006
File No. 1-14762

Dear Ms. van Doorn:

We are writing in response to your letter dated April 28, 2006 relating to the above-referenced document. We have listed each comment in the April 28th letter as well as ServiceMaster’s (the “Company’s”) response to that comment below.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 22

1.

Tell us what consideration you gave to separately quantifying the interest rate risk exposure related to your variable rate assets and obligations rather than assessing the interest rate risk on a net basis.

Response:

As noted, the Company does assess its variable interest rate risk on a net basis and has concluded the risk is immaterial to our financial statements. Our current disclosure states that “The Company’s exposure to interest expense based on floating rates is partially offset by floating rate investment income earned on cash and marketable securities. The Company believes its overall exposure to interest rate fluctuations is not material to its overall results of operations”. We have interpreted Item 305 (a)(1) of regulation S-K to indicate that assessing interest rate risk on a pooled basis is appropriate, as it states “...separate quantitative information shall be presented, to the extent material, for each market risk exposure category (i.e. interest rate; foreign currency exchange; etc...)”. Accordingly, our disclosures have historically evaluated the variable interest rate risk as a single pool.

However, even when looked at on a gross basis, the Company believes the interest rate risk is immaterial to the financial statements. On a gross basis, our adverse exposure to rising interest rates is principally related to our floating rate debt ($174 million at December 31, 2005) and our operating leases for fleet and certain branch locations. On an aggregate, gross basis, each 100 basis point change in interest rates would result in a change of approximately $0.01 per share, or less than two percent of 2005 annual fully diluted earnings per share from continuing operations of $.61.

Ms. Linda van Doorn
United States Securities and Exchange Commission
May 12, 2006

The asset component, which includes short-term floating rate investments and notes, as well as the rate impact resulting from the rollover of intermediate-term fixed income securities would result in a partially offsetting impact of approximately one-third of that amount, with the net overall impact representing approximately one percent of EPS.

Notes to the Consolidated Financial Statements

Significant Accounting Policies, page 28

Revenue, page 28

2.

Please advise us whether or not any of your services contain multiple deliverables as discussed in EITF 00-21, and if so, what consideration you gave to the guidance in EITF 00-21 in determining your revenue recognition policy.

Response:

ServiceMaster has agreements or contracts that pertain to individual services. Most of these sales agreements cover many visits and relate to a single revenue generating activity. Upon review of our services and EITF 00-21, we have consistently concluded that we do not have services that contain multiple deliverables.

3.

We note that revenues for termite service contracts and home warranty contracts are recognized over the life of the contracts in proportion to the expected direct costs. Please tell us how you considered the guidance in the response to Question 2 to Topic 13A (3)(f) of the Staff Accounting Bulletins in assessing the appropriateness of this revenue recognition policy. Clarify how you have determined that the level of expected direct costs correlates to the level of service provided under the contract. Further, discuss how the estimates of direct costs to be incurred over the life of the contract compare to your actual experience.

Response:

The Company experiences the majority of its leads and sales volume related to initial termite application contracts when termites or related damages are visible, which is heavily concentrated during the annual termite swarm. The primary value of the contracts to the customer is the eradication of the termites. The termite contract obligates the Company to eradicate the termites and to provide periodic subsequent checks to ensure this has occurred. These contracts are one-year, prepaid agreements with low historical cancellation rates, and no refunds provided. The Company’s termite bait contracts include an initial service visit to install the product that eradicates termites and a series of subsequent termite monitoring visits. The

Ms. Linda van Doorn
United States Securities and Exchange Commission
May 12, 2006

Company incurs the following direct costs related to a termite bait contract: bait stations (used for delivery of chemicals and future monitoring), chemicals (used to eradicate termites), and labor costs (associated with installation and monitoring). The majority of these direct costs are incurred and delivered upon the initial installation. Accordingly, it is at this time (the initial installation), the customer receives the majority of the benefits associated with the Company’s obligations, as termites are actively being eradicated through the delivery of chemicals via the bait stations. The Company’s history shows that the majority of our service obligation is fulfilled upon the initial visit. The Company’s remaining obligation under the terms of the agreement is to perform quarterly monitoring of the station and chemical levels. During the monitoring phase, an insignificant amount (less than 7 percent) of chemicals is used. As the bait stations and chemicals are applied upon installation, the monitoring visits are important to ensure termite activity is controlled, but are not viewed as a significant service activity from the customer perspective. For clarification, monitoring services cannot be performed without the installation of bait stations and accordingly, cannot be purchased separately through Terminix or another provider.

The Company’s home warranty contracts are one-year in duration, where many customers provide upfront payment. These contracts also experience low historical cancellation rates. The Company’s warranty contracts provide consumers with home warranty coverage, where the direct costs associated with fulfillment of the Company’s obligations consist solely of claim costs. Claim costs occur when a customer requests service under the terms of the contract. Accordingly, the claim costs bear a direct relationship to the performance of the Company’s obligations. The Company estimates the total claims costs and the timing of those costs for all contracts in force for each year, and recognizes revenue based on the expected emergence of such claims. The level of claim costs varies throughout the year due to weather patterns and thus results in seasonality to our revenue recognition. For example, the Company’s substantial historical experience shows the level of claims increase during the summer due to increases in repairs to air conditioning units, which is a higher cost item. The Company uses this history to estimate its costs and level of service provided under the terms of the contracts.

As stated in Question 2 to Topic 13A (3) (f), “...service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement...” In both the termite and home warranty situations, the Company’s service obligations are not fulfilled on a straight line basis. The Company’s costs are a surrogate for the performance of services, which is consistent with the proportional performance revenue recognition concept as presented in SAB 101. The Company’s termite obligations are primarily fulfilled upon the initial installation and the remaining obligation is fulfilled over time using nominal resources (primarily labor). Therefore, revenue is recognized in proportion to the expected direct costs incurred, as they bear a direct relationship to the fulfillment of the Company’s obligations. As it pertains to the home warranty contracts, the

Ms. Linda van Doorn
United States Securities and Exchange Commission
May 12, 2006

Company follows FTB 90-1, which states that “Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.”

History

ServiceMaster has been consistent in its revenue recognition methodologies. We regularly review actual results to our estimates and have adjusted the estimates when appropriate.

The estimate of direct costs associated with termite bait contracts is derived from materials and labor. The estimated material component is based on a known pricing agreement with our supplier. The labor component is estimated using time & motion studies relating to the installation and monitoring services. We have appropriately adjusted our estimates of the component costs as new products are introduced or labor requirements change.

Claim costs related to the Company’s warranty contracts are also compared with estimates and adjusted when appropriate. Weather variations can affect the timing of our claim cost results as compared to the estimates and is taken into consideration in our reviews. We have significant history (greater than 10 years) on the timing, number and cost of claims and our actual results have been consistent with our historical estimates.

Business Segment Reporting, page 31

Business Segment Table, page 32

4.

In future filings please provide a reconciliation of total depreciation and amortization expense to the consolidated statements of operations in accordance with paragraph 32(d) of SFAS 131 since it is not readily apparent how this measure agrees to the financial statements.

Response:

Segment depreciation and amortization is provided to aid investors with their evaluation of the Company’s and each segments’ cash flow performance. In addition, these measures are separately presented in the Company’s Consolidated Statements of Cash Flows. No adjustments are necessary to reconcile the total depreciation and amortization as presented in the segment disclosures to the consolidated totals reflected in the Statements of Cash Flows.

If the Staff concurs, in future filings the Company will add disclosure in the business segment table to clarify that there are no adjustments necessary to reconcile the total

Ms. Linda van Doorn
United States Securities and Exchange Commission
May 12, 2006

depreciation and amortization as presented in the business segment table to the consolidated Company totals.

Commitments and Contingencies, page 36

5.

Please elaborate upon the accounting treatment given to the $68 million operating lease facility. Specifically, tell us why you have not recorded a liability for the full amount drawn under the facility and why you have recorded an asset for $15 million relating to an operating lease. Cite relevant accounting literature.

Response:

The Company has two separate leasing facilities totaling $68 million, one totaling $53 million and the other $15 million.

In determining the accounting treatment for the $53 million facility, the Company considered the guidance provided by the provisions of SFAS 13, Accounting for Leases. The properties leased under this facility were existing structures and no facilities were constructed specifically for our use. Based on the Company’s analysis of the lease classification criteria of SFAS 13, the Company has classified this lease as an operating lease.

The $15 million facility involved the construction of facilities to be leased by the Company. The lease was evaluated using the provisions of SFAS 13 as well as EITF 97-10, The Effect of Lessee Involvement in Asset Construction. EITF 97-10 requires that “...if the documents governing the construction project could require, under any circumstance, that the lessee pay 90% or more of the total project costs (excluding land acquisition costs) as of any point in time during the construction period, then the lessee/agent should be deemed to have substantially all of the construction period risks and should be considered to be the owner of the real estate project during the construction period.”

In this lease agreement, there was a potential scenario in which the Company could have been required to pay 90% or more of the project costs as defined by EITF 97-10. Therefore, the properties constructed under this facility were capitalized and the corresponding liability was recorded.

Upon adoption of FIN 46 Consolidation of Variable Interest Entities, the Company evaluated these leasing facilities and concluded the lessors and the leased facilities were not required to be consolidated by the Company. In considering the provisions of FIN 46, the Company concluded that the lessors met the qualifications of a business as defined under that pronouncement.

Ms. Linda van Doorn
United States Securities and Exchange Commission
May 12, 2006

Exhibit 31

6.

Please remove references to “this annual report” and “this quarterly report” in your 302 certifications in future filings. The certification should refer to “this report” which is identified in paragraph one.

Response:

We agree to prospectively remove the references to “this annual report” and “this quarterly report” and refer to “this report” in future filings. These changes have been incorporated in the Company’s first quarter Form 10-Q, filed on May 9, 2006.

ServiceMaster Representations

ServiceMaster is responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we understand that the staff comments or changes to disclosures do not foreclose the Commission from taking any action with respect to the filings. Moreover, ServiceMaster understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (901) 766-1268 with your comments or questions.

Very truly yours,

/s/ Ernest J. Mrozek

Ernest J. Mrozek

President and Chief Financial Officer

cc:	Kristi Beshears, United States Securities and Exchange Commission